Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Rubicon Acquires CIVIX, a Routing Software and Solutions Company

Strategic acquisition enhances software product offering for government and private fleets

Lexington, KY– January 13, 2022 – Rubicon Technologies, LLC (“Rubicon” or the “Company”), an innovative software leader that provides smart waste and recycling solutions for businesses and governments worldwide, today announced that it has acquired CIVIX LLC (“CIVIX”), a routing software and solutions company based out of Freiburg, Germany. The acquisition expands and enhances the routing capabilities of Rubicon’s flagship software products for municipal and private fleets, RUBICONSmartCity™ and RUBICONPro™, while also helping to drive Rubicon’s growth into additional international markets.

Founded in 1999, CIVIX is the developer of the market-leading FleetRoute® route optimization and strategic planning software and associated technologies for data collection, in-cab navigation, dispatching, tracking, performance monitoring, and messaging. FleetRoute’s geographic information system (GIS) and cloud-based route optimization software is used to solve the most complex high-density routing problems through advanced network algorithms developed specifically for the municipal services, utility, and street surveying industries. With customers in North America, Europe and the Middle East, FleetRoute’s book of business includes local governments, councils and municipalities; private companies and corporations; public utilities; and federal and regional government agencies. In addition to CIVIX’s full suite of route optimization services, it also provides operational consulting services as part of its offering.

As part of the acquisition, the President of CIVIX, Dr. Paul Patterson, and his team have joined Rubicon.

“On behalf of our team, we are thrilled to have joined the Rubicon family to do our part in accelerating the Company’s mission to end waste,” said Dr. Patterson. “Rubicon has partnered with FleetRoute for several years, and now with this acquisition we will be able to directly integrate our best-of-breed technologies and leverage the synergies between them to bring our customers to new levels of efficiency and performance.”

RUBICONSmartCity is a proprietary, cloud-based technology suite that helps city governments run faster, smarter, and more effective waste, recycling, and heavy-duty municipal fleet operations. RUBICONSmartCity helps city governments ensure every resident’s trash and recycling is collected on their scheduled day, meaning no missed pickups. It also documents litter, bulky waste and illegal dumping with photos, thus ensuring that these piles are cleaned up in a timely manner. It reduces recycling contamination, so cities can sell their recyclable commodities for as much money as possible, and it reduces the cost of collection by ensuring trucks are taking the most efficient path to collect waste and recycling. Finally, it also equips these vehicles, which go up and down every street in every city at least once a week, with capabilities to look for critical infrastructure and quality of life issues that can plague communities, helping our city partners deliver better public services across all zip codes. RUBICONPro, a complementary product offering, helps private waste and recycling haulers deliver best-in-class customer service to commercial and residential customers through a similar feature set.

“This acquisition will help Rubicon provide current and future public and private sector customers with an expanded level of service and will enhance our ability to deliver on the promise of creating more efficient, effective, and sustainable waste and recycling services for communities,” said Michael Allegretti, Chief Strategy Officer at Rubicon. “The addition of Paul and his experienced team to Rubicon brings a wealth of knowledge and expertise to our business as we expand to more and more fleets across North America and abroad.”

RUBICONSmartCity has been rolled out in over 70 cities across the United States, including Asheville, NC; Baltimore, MD; Columbus, OH; Durham, NC; Fort Collins, CO; Fort Smith, AR; Glendale, AZ; Greenville, NC; Hartford, CT; Kansas City, MO; Memphis, TN; Montgomery, AL; Santa Fe, NM; San Antonio, TX; Savannah, GA; Spokane, WA; and Roseville, CA. The solution is available to purchase on Sourcewell, the Amazon Web Services (AWS) Marketplace, the HGACBuy consortium, and Marketplace.city.

About Rubicon

Rubicon is a Lexington, Kentucky-based software platform that provides smart waste and recycling solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the Company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more at Rubicon.com.

Rubicon previously announced an agreement for a business combination with Founder SPAC (Nasdaq: FOUN), which is expected to result in Rubicon becoming a public company listed on the New York Stock Exchange (“NYSE”) under the new ticker symbol “RBT” in the second quarter of 2022, subject to customary closing conditions.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Rubicon, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Founder and its management, or Rubicon and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Rubicon, Founder, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain the approval of the shareholders of Founder or Rubicon, or to satisfy other conditions to the closing of the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Rubicon as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Rubicon or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Rubicon’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Founder’s securities; 13) the risk that the transaction may not be completed by Founder’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Founder; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) the inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Founder’s registration statement on Form S-4, to be filed with the Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and other documents filed by Founder from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Founder nor Rubicon gives any assurance that either Founder or Rubicon or the combined company will achieve its expected results. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information and Where to Find It

The proposed transactions will be submitted to Founder’s shareholders for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, Founder will file a Registration Statement, which will include a preliminary proxy statement / consent solicitation statement / prospectus in connection with Founder’s solicitation of proxies for the vote by Founder’s shareholders in connection with the proposed transactions and other matters described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rubicon’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, Founder will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of Founder are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement, in connection with Founder’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement / consent solicitation statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Founder through the website maintained by the SEC at www.sec.gov.

The documents filed by Founder with the SEC also may be obtained free of charge at Founder’s website at https://www.thefounderspac.com or upon written request to 800 Capital Street, Suite 2400, Houston, TX 77002.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Founder and Rubicon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Founder’s shareholders in connection with the proposed transactions. Founder’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Founder in the Registration Statement to be filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Founder’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Communications Officer, Rubicon

dan.sampson@rubicon.com

Investor Relations Contact - Rubicon

Sioban Hickie, ICR, Inc.

rubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com